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SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
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ajkaplan@sidley.com
(212) 839-5839

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FOUNDED 1866

RECEIVED
JAN 7 2010
The Division of
Investment Management

December 24, 2009

VIA FEDERAL EXPRESS (For Delivery on or before December 28, 2009)

SEC
Mail P...
DEC 28 2009
Washing...
121

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Filing Desk

Re: DWS RREEF Real Estate Fund, Inc. ("RREEF I") (Registration Nos. 333-97717 / 811-21172); DWS RREEF Real Estate Fund II, Inc. ("RREEF II") (Registration Nos. 333-105038 / 811-21340); Deutsche Investment Management Americas, Inc. ("DIMA") (SEC No. 801-00252); RREEF America, L.L.C. ("RREEF America") (SEC No. 801-55209); Michael G. Clark ("Clark"), in his capacity as President and Chief Executive Officer of RREEF I and RREEF II; and Paul H. Schubert ("Schubert), in his capacity as Treasurer and Chief Financial Officer of RREEF I and RREEF II (with DIMA, RREEF America, Clark and Schubert collectively referred to herein as the "Defendants")

Dear Sir/Madam:

On behalf of the above referenced entities and individuals, pursuant to Section 33 of the Investment Company Act of 1940, I hereby file a copy of a civil amended complaint that Pasquale A. La Pietra and Barry King filed in the United States District Court for the Southern District of New York on December 23, 2009 (the "Amended Complaint"), which names the Defendants. The initial complaint filed by Mr. La Pietra (a copy of which James Wall of Deutsche Asset Management sent to you on September 11, 2009) also named as defendants RREEF I and RREEF II, but the Amended Complaint does not name either of those entities as a defendant.

Very truly yours,

Alex J. Kaplan

Enclosure

09005777

cc: J. Christopher Jackson, Esq., Deutsche Asset Management
John D. Donovan, Jr., Esq., Ropes & Gray LLP
Robert Pietrzak, Esq., Sidley Austin LLP

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

PASQUALE A. LA PIETRA, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. RREEF AMERICA, L.L.C., DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC., MICHAEL G. CLARK and PAUL H. SCHUBERT, Defendants.	Case No. 1:09-cv-07439 (JGK) **AMENDED COMPLAINT** JURY TRIAL DEMANDED

NATURE OF THE ACTION

1. This is a class action on behalf of all persons or entities who purchased the common shares of DWS RREEF Real Estate Fund, Inc. or DWS RREEF Real Estate Fund II, Inc. ("DWS RREEF I" and "DWS RREEF II," collectively, the "Funds"), during the period from March 8, 2007 through November 17, 2008 (the "Class Period") and who were damaged thereby. The action pursues remedies under the Securities Exchange Act of 1934 (the "1934 Act").

2. The common stock of DWS RREEF I and DWS RREEF II was initially offered for sale by Deutsche Asset Management, Inc. ("Deutsche Asset Management"), the brand name in the U.S. for Deutsche Bank AG's retail asset management organization and the predecessor to defendant Deutsche Investment Management Americas, Inc. ("Deutsche Investment Management" or the "Investment Manager"), and thereafter traded on the American Stock Exchange under the symbols "SRQ" and "SRO," respectively.

3. DWS RREEF I and DWS RREEF II are closed-end, non-diversified, management investment companies organized under Maryland law. The Funds' stated objectives are high current

income and capital appreciation by investing primarily in domestic real estate securities. DWS RREEF I was formed in October 2002, and DWS RREEF II was formed in 2003.

4. As represented by Defendants, the focus of the Funds was to invest at least 90% of their respective total assets in income-producing common stocks, preferred stocks and other equity securities issued by real estate companies, such as "real estate investment trusts" ("REITs"). At least 80% of DWS RREEF I's and 70% of DWS RREEF II's total assets were to be invested in income-producing equity securities issued by REITs. The Funds could invest up to 10% of total assets in debt securities issued or guaranteed by real estate companies. The Funds were not to invest more than 20% of total assets in preferred stock or debt securities rated below investment grade (commonly known as "junk bonds") or unrated securities of comparable quality. Although the Funds invested primarily in equity securities that are publicly traded, the Funds could invest up to 20% of their total assets in illiquid real estate investments.

5. During the Class Period, defendants caused the Funds to issue reports that misrepresented that the Funds would "continue to maintain positions in the highest-quality assets and real estate markets that we believe to be fundamentally strong" and that the Funds focus on "total return through a combination of high current income and capital appreciation potential by investing primarily in real estate securities."

6. In fact, throughout the Class Period, defendants had caused the Funds to be recklessly leveraged to such a degree that they made the Funds much riskier than represented and much riskier than other real estate funds. The leverage was particularly risky given that the defendants caused the Funds to use auction rate preferred securities ("ARPS") for financing.

7. The true facts and risks, which were omitted from the statements made by defendants during the Class Period, concerning an investment in the Funds were as follows:

(a) The Funds were leveraged to a much greater degree as compared to other real estate funds, and further, the Funds' leverage was in ARPS, a combination which proved fatal when the investments deteriorated in value and the auctions for the ARPS failed;

(b) Defendants' core strategy of leveraging the Funds through capitalizing with ARPS was an extremely risky strategy that could collapse the Funds if economic conditions soured and/or if Deutsche Bank AG entities (Deutsche Bank Trust Company Americas, an affiliate of defendants Deutsche Investment Management and RREEF America L.L.C. ("RREEF America" or the "Investment Adviser"), was the auction agent with respect to the Funds' ARPS) refused to execute a clearing bid at each of the weekly auctions for the ARPS;

(c) Once the auctions for the ARPS failed as a result of Deutsche Bank AG entities failure to continue to step in an make bids, the Funds ability to leverage and pay dividends was severely compromised;

(d) As a result of the highly leveraged nature of the Funds, (i) the Funds were exposed to higher volatility of the net asset value and market value of their common shares; (ii) any decline in the net asset value of the Funds' investments would be borne entirely by common shareholders, as a result, if the market value of the Funds' portfolio declined, the leverage would result in a greater decrease in net asset value to common shareholders than if the Funds were not leveraged;

(e) if the asset coverage ratio fell below 200%, (i) the Funds would not be permitted to declare any cash dividend or other distribution on its common shares; (ii) the Funds would be required to sell Fund assets in order to redeem ARPS; and (iii) the failure to pay the requisite amount of dividends or make distributions would result in the Funds ceasing to qualify as a regulated investment company under the Internal Revenue Code, which would have a material adverse effect on the value of the Funds' common shares;

(f) To the extent that the Funds were required to redeem any ARPS, the Funds would need to liquidate investments to fund such redemptions or prepayments. Liquidation at times of adverse economic conditions would result in capital losses and reduce returns to common shareholders. In addition, any such redemption or prepayment would result in the Funds seeking to terminate early all or a portion of any swap or cap transaction, which would result in a termination payment by or to the Funds;

(g) The Funds were using interest rate swaps to such a level as to be speculating on interest rates rather than a risk-reducing hedge;

(h) The Funds were diverting from their required focus on publicly held investments by investing in a risky private venture; and

(i) The Funds' internal controls were inadequate to prevent defendants from taking on excessive risk.

8. Due to defendants' false and misleading statements, investors purchased the common stock of the Funds during the Class Period at artificially inflated prices and were damaged thereby.

9. Defendants scheme to fail to disclose the risks of investing in the common stock of the Funds was motivated by greed. Since the management fees paid to the Deutsche Bank defendants -- Deutsche Investment Management and RREEF America -- were calculated based on the Funds' average daily total managed assets, which included the liquidation preference of any ARPS and the principal amount of any outstanding borrowings, defendants were motivated to, and did, highly leverage the Funds in reckless or knowing disregard of the risks to investors. Thus, defendants knowingly or recklessly ignored the precarious nature of the risks of the Funds'

investment strategy, and used the proceeds of the ARPS to highly leverage the Funds in an aggregate amount of approximately 35% of each Fund's total capital, in an effort to increase management fees paid to defendants.

10. On September 12, 2008, the Funds started a downward spiral when defendants caused DWS Investments (which is part of Deutsche Bank AG's Asset Management Division, and within the U.S., represents the retail asset management activities of Deutsche Bank AG and defendant Deutsche Investment Management) to announce that the Funds would have to begin redeeming the ARPS issued by the Funds in order to de-leverage the Funds' assets.

11. As this news was absorbed by the market, the prices of DWS RREEF I and DWS RREEF II common stock dropped from $16.61 per share to $6.15 per share and from $11.75 per share to $2.10 per share, respectively by October 27, 2008.

12. On October 29, 2008, defendants confirmed that the Funds' ability to leverage through borrowings was impaired and that it would need to liquidate Funds' assets in order to redeem the outstanding ARPS. On November 17, 2008, DWS RREEF I announced a redemption effective that day for 1,700 shares at $25,000 per share.

13. These redemptions resulted in the unwinding of much of the Funds' leverage and confirmed to the market that distributions to common shareholders would have to cease. This was later confirmed in December 2008.

14. As a result of these disclosures, which caused investors to realize that distributions would cease, the Funds' prices dropped. The price per share of DWS RREEF I dropped from $3.45 per share on November 14, 2008. to $2.65 on November 18, 2008, and the price per share of DWS RREEF II dropped from $1.90 per share on November 14, 2008 to $1.42 per share on November 18, 2008.

15. On December 11, 2008, the Funds confirmed market expectations as to the effect of the redemptions on the Funds' common shareholders, and disclosed that:

> ***The Funds are also announcing that they will not declare any distributions to common shareholders in December 2008 because market conditions have resulted in a decline in portfolio values causing the Funds to currently not meet the preferred share asset coverage ratio that is a precondition to the declaration of common share distributions under the Investment Company Act of 1940.***

16. The Funds' common stock continued to decline as the news was absorbed by the markets.

17. The collapse of the Funds was so great that the defendants determined to liquidate the Funds since the dwindled assets could not allow them to continue to reap huge management fees. On March 18, 2009, the Fund's board of directors issued a press release announcing a special shareholder meeting, which stated in part:

> The Board of Directors of each Fund plans to submit a proposal to adopt a Plan of Liquidation and Dissolution for vote at a special meeting of shareholders, currently expected to be held on May 20, 2009. Shareholders of record at the close of business on March 27, 2009 will be entitled to vote at the special shareholder meeting and any adjournments or postponements thereof. Subject to shareholder approval of the Plan of Liquidation and Dissolution adopted by the Board, each Fund plans to sell its assets, discharge or reserve for its liabilities, and distribute the net proceeds to shareholders.
>
> There can be no assurance that shareholders of a Fund will approve the proposed Plan of Liquidation and Dissolution. Each Fund's shareholders are advised to read the Fund's proxy statement and other materials when they become available, as they will contain important information. These materials will be mailed to shareholders and will be available on the SEC's website.

18. The Funds have never recovered and DWS RREEF I trades at under than $4 per share and DWS RREEF II trades at under $1.05 per share.

JURISDICTION AND VENUE

19. The claims asserted herein arise under and pursuant to §§10(b) and 20(a) of the 1934 Act [15 U.S.C. §§78j(b) and 78t(a)] and SEC Rule 10b-5. Jurisdiction is conferred by §27 of the 1934 Act.

20. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1331 and §27 of the 1934 Act.

21. Venue is proper in this District pursuant to 28 U.S.C. §1391(b), because the Funds and defendants Deutsche Investment Management and RREEF America are headquartered in this District, do business in this District, and many of the acts and practices complained of herein occurred in substantial part in this District.

22. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

23. Lead Plaintiff Pasquale A. La Pietra purchased 64 shares of DWS RREEF II at $17.95 per share on October 8, 2007 for the Pasquale A La Pietra Roth IRA, and has been damaged thereby.

24. Lead Plaintiff Barry King purchased 7,000 shares of DWS RREEF II at the following prices on the following dates during the Class Period and has been damaged thereby:

Date	Number of Shares	Price Per Share	Total Investment
10/13/2008	4,000	$ 3.70	$ 14,800.00
10/23/2008	650	$ 2.40	$ 1,560.00
10/23/2008	2,350	$ 2.49	$ 5,851.50

25. Defendant Deutsche Investment Management, which is an indirect wholly owned subsidiary of Deutsche Bank AG, is the investment manager for the Funds. From the Funds' formation until December 31, 2006, Deutsche Asset Management, also an indirect, wholly owned subsidiary of Deutsche Bank AG, was the Investment Manager of the Funds. Effective January 1, 2007, Deutsche Asset Management merged with Deutsche Investment Management, and the Boards of the Funds approved a new investment management agreement between the Funds and Deutsche Investment Management.

26. Under its Investment Management Agreement with the Funds, defendant Deutsche Investment Management, the Investment Manager, is responsible for managing the Funds' affairs and supervising all aspects of the Funds' operations, subject to the general oversight of the Board of Directors of the Funds. The Investment Manager also provides persons satisfactory to the Directors of the Funds to serve as officers of the Funds. Such officers, as well as certain other employees and Directors of the Funds, may be directors, officers, or employees of the Investment Manager. Deutsche Investment Management is part of the United States asset management activities of Deutsche Bank AG. Deutsche Investment Management's principal office is at 345 Park Avenue, New York, New York.

27. Defendant RREEF America is an indirect, wholly owned subsidiary of Deutsche Bank AG and an affiliate of DB Real Estate, the real estate investment management group of Deutsche Asset Management., Pursuant to Investment Advisory Agreements, RREEF America has acted at all relevant times as the Investment Advisor to the Funds, and pursuant to the Investment Management Agreements, defendant Deutsche Investment Management delegated the day to day management of the Funds' investment portfolios to RREEF America. The Investment Advisor, at all relevant times, was responsible for managing the investment operations of the Funds and the

composition of the Funds' holdings of securities and other investments. The Investment Manager compensates the Investment Advisor for its services. RREEF America has offices located in New York, New York.

28. Defendant Michael G. Clark ("Clark") is, and at all relevant times was, President of the Funds. Clark signed the Funds' Annual and Semi-annual Reports to Stockholders disseminated by the Funds.

29. Defendant Paul H. Schubert ("Schubert") is, and at all relevant times was, Treasurer and Chief Financial Officer of the Funds. Schubert signed the Funds' Annual and Semi-annual Reports to Stockholders disseminated by the Funds.

30. Defendants Clark and Schubert are referred to herein as the "Individual Defendants."

Non-Parties

31. DWS RREEF I is a non-diversified, closed-end management investment company. The Fund's stated objectives are high current income and capital appreciation by investing primarily in domestic real estate securities. According to the Fund's Registration Statement/Prospectus on Form N-2 dated August 6, 2002, the Fund's asset portfolio was to be as follows: (i) 90% of its total assets in income producing common stocks, preferred stocks and other equity securities issued by real estate companies, such as real estate investment trusts ("REITs"); (ii) at least 80% of the Fund's assets (net assets, plus any borrowings for investment) was to be invested in income producing equity securities issued by REITs; and (iii) the Fund may invest up to 10% of its total assets in debt securities issued or guaranteed by real estate companies. DWS RREEF I was formerly known as Scudder RREEF Real Estate Fund, Inc. In 2002 Scudder was purchased by Deutsche Bank AG, and in 2008 DWS Scudder was renamed DWS Investments. DWS Investments is part of Deutsche Bank AG's Asset Management Division, and within the U.S., represents the retail asset management

activities of Deutsche Bank AG and defendant Deutsche Investment Management. The Fund's principal office is located in New York, New York.

32. DWS RREEF II is a non-diversified, closed-end management investment company. The Fund, formerly known as Scudder RREEF II, was incorporated in Maryland on May 5, 2003 and is registered as an investment company under the 1940 Act. The Fund's stated objectives are high current income and capital appreciation by investing primarily in domestic real estate securities. According to the Fund's Registration Statement/Prospectus on Form N-2 dated August 26, 2003, the Fund's asset portfolio was to be as follows: (i) 90% of its total assets in income producing common stocks, preferred stocks and other equity securities issued by real estate companies, such as REITs; (ii) at least 70% of the Fund's assets (net assets, plus any borrowings for investment) was to be invested in income producing equity securities issued by REITs; and (iii) the Fund may invest up to 10% of its total assets in debt securities issued or guaranteed by real estate companies. The Fund's principal office is located in New York, New York.

CLASS ACTION ALLEGATIONS

33. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of either of the Funds during the Class Period, and who were damaged thereby (the "Class"). Excluded from the Class are defendants, the officers and directors of DWS RREEF I, DWS RREEF II, Deutsche Investment Management, RREEF America, and members of the Individual Defendants' immediate families and their legal representatives, heirs, successors or assigns, and any entity in which defendants have or had a controlling interest.

34. The members of the Class are so numerous that joinder of all members is impracticable. During the Class Period, shares of the Funds' common stock were actively traded on the American Stock Exchange in an efficient market. While the exact number of Class members is

unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, plaintiffs believe that there are hundreds of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by defendants or the Funds' transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions. The Funds have approximately 58 million shares of common stock issued and outstanding.

35. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class were similarly affected by defendants' wrongful conduct in violations of federal laws that are complained of herein.

36. Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

37. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the 1934 Act was violated by defendants' acts as alleged herein;

(b) whether public statements made by defendants to the investing public misrepresented or omitted material facts about the business, operations and management of the Funds; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

38. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of

individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

39. Closed-end funds, like DWS RREEF I and II, differ from open-end funds (which are generally referred to as mutual funds) in that closed-end funds are not continuously offered. There is a one time public offering and once issued, shares of closed-end funds are sold in the open market on a stock exchange. With a mutual fund, if a shareholder wishes to sell shares, the mutual fund will redeem or buy back the shares at "net asset value." In contrast, shares of Closed-end funds like DWS RREEF I and II are traded on a market exchange such as the American Stock Exchange.

40. DWS RREEF I and DWS RREEF II are non-diversified, closed-end management investment companies with an investment objective of total return through a combination of high current income and capital appreciation potential by investing in real estate securities.

41. As the Funds' Investment Manager, defendant Deutsche Investment Management is responsible for managing the Funds' affairs and supervising all aspects of the Funds' operations.

42. As the Funds' Investment Advisor, defendant RREEF America has had at all relevant times responsibility for the day-to-day management of the Funds' investment portfolios, including the composition of the Funds' holdings of securities and other investments.

43. Deutsche Investment Management and RREEF America are wholly owned subsidiaries of Deutsche Bank AG.

44. The Funds pay the Investment Manager a monthly investment management fee computed at the annual rate of 0.85% of average daily total managed assets (i.e., the net asset value of Common Shares plus the liquidation preference of any Fund preferred shares plus the principal amount of any borrowings). As a result, the Investment Manager's fees rose when the Funds utilized

leverage, because the fees paid were calculated based on the Funds' total managed assets, which included the liquidation preference of preferred stock, and the principal amount of any outstanding borrowings. The Investment Advisor's fees are paid by the Investment Manager.

The Funds Use Leverage to Increase Total Managed Assets

45. Prior to and during the Class Period, defendants caused the Funds to use financial leverage in an effort to increase returns (and management fees) through the issuance of ARPS in an aggregate amount of approximately 35% of the Funds' total capital. ARPS are unique in that interest rates on ARPS are determined through a Dutch auction process. Investors enter bids through broker/dealers specifying the number of shares they wish to purchase with the lowest interest rate they are willing to accept. Each bid and order size is ranked from lowest to highest minimum bid rate. The lowest bid rate at which all the shares can be sold at par establishes the interest rate, otherwise known as the "clearing rate." This rate is paid on the entire issue for the upcoming period. Investors who bid a minimum rate above the clearing rate receive no bonds, while those whose minimum bid rates were at or below the clearing rate receive the clearing rate for the next period. When there are insufficient bids, the interest rates can go to extremely high levels and the auction can even "fail."

46. Pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), the Funds are not permitted to issue ARPS unless immediately after their issuance the value of the each Fund's total assets are at least 200% of the liquidation value of the outstanding preferred shares (the "asset coverage ratio") (i.e., such liquidation value may not exceed 50% of a Fund's total assets less liabilities other than Borrowings). In addition, the Funds are not permitted to declare any cash dividend or other distribution on its common shares unless, at the time of such declaration, the value of the Funds' total assets less liabilities is at least 200% of such liquidation value.

47. On August 6, 2002, defendants caused DWS RREEF I (then called the Scudder RREEF REIT Fund) to file with the SEC a Registration Statement on Form N-2. The Registration Statement emphasized the Fund's total return through a combination of high current income and capital appreciation potential by investing primarily in real estate securities. DWS RREEF I began trading in January 2003.

48. On September 25, 2003, defendants caused DWS RREEF II (then called the Scudder RREEF Real Estate Fund, II, Inc.) to file with the SEC an initial Registration Statement on Form N-2. The DWS RREEF II Registration Statement emphasized the Fund's objective was total return through a combination of high current income and capital appreciation potential by investing in real estate securities. In the ensuing years following the Funds' initial public offerings, during the Class Period, while the Funds were traded on the American Stock Exchange, Defendants failed to disclose to investors the high risks of their strategy of using the proceeds of the ARPS to highly leverage the Funds' investments.

49. The true facts and risks concerning an investment in the Funds, which were omitted from the statements made by defendants during the Class Period, were as follows:

(a) The Funds were leveraged to a much greater degree as compared to other real estate funds, and further, the Funds' leverage was in ARPS, a combination which proved fatal when the investments deteriorated in value, and the auctions for the ARPS failed;

(b) Defendants' core strategy of leveraging the Funds through capitalizing with ARPS was an extremely risky strategy that could collapse the Funds if economic conditions soured and/or if Deutsche Bank AG entities (Deutsche Bank Trust Company Americas, an affiliate of the Investment Manager and the Investment Advisor, was the auction agent with respect to the Funds' ARPS) refused to execute a clearing bid at each of the weekly auctions for the ARPS;

(c) Once the auctions for the ARPS failed as a result of Deutsche Bank AG entities failure to continue to manipulate the auctions, the Funds ability to leverage and pay dividends was severely compromised;

(d) As a result of the highly leveraged nature of the Funds, (i) the Funds were exposed to higher volatility of the net asset value and market value of their common shares; (ii) any decline in the net asset value of the Funds' investments would be borne entirely by common shareholders; as a result, if the market value of the Funds' portfolio declined, the leverage would result in a greater decrease in net asset value to common shareholders than if the Funds were not leveraged;

(e) if the asset coverage ratio fell below 200%, (i) the Funds would not be permitted to declare any cash dividend or other distribution on its common shares; (ii) the Funds would be required to sell Funds' assets in order to redeem ARPS; and (iii) the failure to pay the requisite amount of dividends or make distributions would result in the Funds ceasing to qualify as a regulated investment company under the Internal Revenue Code, which would have a material adverse effect on the value of the Funds' common shares;

(f) To the extent that the Funds were required to redeem any ARPS, the Funds would need to liquidate investments to fund such redemptions or prepayments. Liquidation at times of adverse economic conditions would result in capital losses and reduce returns to common shareholders. In addition, any such redemption or prepayment would result in the Funds seeking to terminate early all or a portion of any swap or cap transaction, which would result in a termination payment by or to the Funds;

(g) The Funds were using interest rate swaps to such a level as to be speculating on interest rates rather than a risk-reducing hedge;

(h) The Funds were diverting from their required focus on publicly held investments by investing in a risky private venture; and

(i) The Funds' internal controls were inadequate to prevent defendants from taking on excessive risk.

50. Due to defendants' false and misleading statements and omissions, investors purchased the common stock of the Funds during the Class Period at artificially inflated prices.

51. Defendants knowingly or recklessly ignored, and failed to disclose, the risks of the Funds' investment strategy, and used the proceeds of the ARPS to highly leverage each Fund in an aggregate amount of approximately 35% of the respective Fund's total capital, in an effort to increase management fees paid to defendants.

52. On June 30, 2006, the common shares of DWS RREEF II were trading at $16.40 per share, and DWS RREEF I were trading at $21.94 per share. By this time, the Funds were already engaging in the reckless behavior, which would ultimately lead to their demise.

DEFENDANTS' MATERIALLY FALSE AND MISLEADING STATEMENTS AND MATERIAL OMMISSIONS DURING THE CLASS PERIOD

53. As discussed herein, during the Class Period, the Funds' Annual and Semiannual Reports and other public statements did not disclose the Funds' risk of leverage through issuing ARPS whose interest rates were dependent on auctions, the illiquidity of the auction-rate market and its dependence on Deutsch Bank AG entities to manipulate the auctions in order to keep the ARPS liquid, the Funds' leverage amount and leverage risk, the risk of loss of dividends and illiquidity.

54. On March 8, 2007, defendants caused DWS RREEF I to file its 2006 Annual Report to Stockholders. Defendants stated in the Annual Report:

Overall, REIT prices continue to be driven by strong investor demand for real estate. The market is benefiting from strengthening fundamental factors across all property types. These include low interest rates and constricted supply in many areas. Of course, the biggest positive factor in the near term has been M&A activity, where more than 20 REITs have been privatized or acquired in the past 18 months. Though the REIT sector could consolidate some of its gains in the coming year, ***we believe that the longer-term outlook for REITs remains compelling: The companies that have historically created the most value now comprise a greater percentage of the REIT investment universe following the recent host of acquisitions. Going forward, we will continue to maintain positions in the highest-quality assets and real estate markets that we believe to be fundamentally strong.***

55. With respect to the highly leveraged and risky nature of an investment in DWS RREEF I as a result of the issuance of the auction rate preferred securities (ARPS), defendants falsely and misleadingly stated in the 2006 Annual Report:

The Fund has issued and outstanding 3,200 shares of Series A and 3,200 shares of Series B Preferred Shares, each at a liquidation value of $25,000 per share. The Preferred Shares are senior to and have certain class-specific preferences over the common shares. The dividend rate on each series is set through an auction process, and the dividends are generally paid every seven days. At December 31, 2006, the average annual dividend rate, as set by the auction process, for Series A and Series B was 4.83% and 4.84%, respectively. The 1940 Act requires that the Preferred Shareholders of the Fund, voting as a separate class, have the right to: a) elect at least two directors at all times, and b) elect a majority of the directors at any time when dividends on the Preferred Shares are unpaid for two full years. Unless otherwise required by law or under the terms of the Preferred Shares designation statement, each Preferred Share is entitled to one vote and Preferred Shareholders will vote together with common shareholders as a single class and have the same voting rights. Dividends on the Preferred Shares are all cumulative. The Fund is subject to certain limitations and restrictions while the Preferred Shares are outstanding. Under the 1940 Act, the Fund is required to maintain asset coverage of at least 200% with respect to the Preferred Shares as of the last business day of each month in which any shares are outstanding.

56. Similarly, on March 9, 2007, defendants caused DWS RREEF II to file its 2006 Annual Report to Stockholders. Defendants stated in the Annual Report:

Overall, REIT prices continue to be driven by strong investor demand for real estate. The market is benefiting from strengthening fundamental factors across all property types. These include low interest rates and constricted supply in many areas. Of course, the biggest positive factor in the near term has been M&A activity, where more than 20 REITs have been privatized or acquired in the past 18 months. Though the REIT sector could consolidate some of its gains in the coming year, ***we believe***

that the longer-term outlook for REITs remains compelling: The companies that have historically created the most value now comprise a greater percentage of the REIT investment universe following the recent host of acquisitions. Going forward, we will continue to maintain positions in the highest-quality assets and real estate markets that we believe to be fundamentally strong.

57. With respect to the highly leveraged and risky nature of an investment in DWS RREEF II as a result of the issuance of the auction rate preferred securities (ARPS), defendants falsely and misleadingly stated in the 2006 Annual Report to Stockholders:

> The Fund has issued and outstanding 2,800 shares of Series A, 2,800 shares of Series B, 2,800 shares of Series C, 2,800 shares of Series D and 2,800 shares of Series E Preferred Shares, each at a liquidation value of $25,000 per share. The Preferred Shares are senior to and have certain class-specific preferences over the common shares. The dividend rate on each series is set through an auction process, and the dividends are generally paid every seven days. At December 31, 2006, the average annual dividend rate, as set by the auction process, for Series A, Series B, Series C, Series D and Series E was 4.82%, 4.81%, 4.83%, 4.82% and 4.83%, respectively. The 1940 Act requires that the Preferred Shareholders of the Fund, voting as a separate class, have the right to: a) elect at least two directors at all times, and b) elect a majority of the directors at any time when dividends on the Preferred Shares are unpaid for two full years. Unless otherwise required by law or under the terms of the Preferred Shares designation statement, each preferred share is entitled to one vote and Preferred Shareholders will vote together with common shareholders as a single class and have the same voting rights. Dividends on the Preferred Shares are cumulative. The Fund is subject to certain limitations and restrictions while the Preferred Shares are outstanding. Under the 1940 Act, the Fund is required to maintain asset coverage of at least 200% with respect to the Preferred Shares as of the last business day of each month in which any shares are outstanding.

58. The DWS RREEF I and II 2006 Annual Reports to Stockholders, however, failed to disclose that, as a result of defendants' conduct, investors were exposed to the following undisclosed risks:

(a) that the Funds were using the proceeds of the ARPS to highly leverage the Fund in an aggregate amount of approximately 35% of the Fund's total capital, in an effort to increase management fees paid to defendants;

(b) if the Funds' portfolios were invested in securities that provided a lower rate of return than the dividend rate of the ARPS, the leverage would cause common shareholders' returns to fall;

(c) At any time the Deutsche Bank AG entities stopped intervening in auctions for the ARPS, such auctions would fail and the Funds ability to leverage and pay dividends to Funds shareholders would be severely compromised;

(d) as a result of the highly leveraged nature of the Funds, (i) the Funds were exposed to higher volatility of the net asset value and market value of the common shares; (ii) any decline in the net asset value of the Funds' investments would be borne entirely by common shareholders; as a result, if the market value of the Funds' portfolio declined, the leverage would result in a greater decrease in net asset value to common shareholders than if the Funds were not leveraged;

(e) if the asset coverage ratio fell below 200%, (i) the Funds would not be permitted to declare any cash dividend or other distribution on its common shares; (ii) the Funds would be required to sell Fund assets in order to redeem ARPS; and (iii) the failure to pay the requisite amount of dividends or make distributions would result in the Funds ceasing to qualify as a regulated investment company under the Internal Revenue Code, which could have a material adverse effect on the value of the Funds' common shares; and

(f) to the extent that the Funds were required to redeem any ARPS, the Funds would be required to liquidate investments to fund such redemptions or prepayments. Liquidation at times of adverse economic conditions would result in capital losses and reduce returns to common shareholders. In addition, any such redemption or prepayment would likely result in the Funds seeking to terminate early all or a portion of any swap or cap transaction which could result in a termination payment by or to the Fund.

59. On August 28, 2007, defendants caused DWS RREEF II to file its 2007 Semi-annual Report to Stockholders. Defendants stated in the Semi-annual Report:

> Going forward, we currently plan to maintain approximately 20% of the fund's net assets in preferred stocks because of their attractive yields. *The fund's leveraging activities had no material effect on performance during the period.*
>
> * * *
>
> We also think that REIT market fundamentals – in the form of rent growth, large pools of capital available for investment and continued high "replacement costs" (i.e., high construction costs that make it more expensive to add supply to the market) – look promising. Going forward, we will continue to maintain positions in the highest-quality assets and real estate markets that we believe to be fundamentally strong.

60. With respect to the highly leveraged and risky nature of an investment in DWS RREEF II as a result of the issuance of the auction rate preferred securities (ARPS), defendants falsely and misleadingly stated in the 2007 Semi-annual Report to Stockholders:

> The Fund has issued and outstanding 2,800 shares of Series A, 2,800 shares of Series B, 2,800 shares of Series C, 2,800 shares of Series D and 2,800 shares of Series E Preferred Shares, each at a liquidation value of $25,000 per share. The Preferred Shares are senior to and have certain class-specific preferences over the common shares. The dividend rate on each series is set through an auction process, and the dividends are generally paid every seven days. At December 31, 2006, the average annual dividend rate, as set by the auction process, for Series A, Series B, Series C, Series D and Series E was 4.82%, 4.81%, 4.83%, 4.82% and 4.83%, respectively. The 1940 Act requires that the Preferred Shareholders of the Fund, voting as a separate class, have the right to: a) elect at least two directors at all times, and b) elect a majority of the directors at any time when dividends on the Preferred Shares are unpaid for two full years. Unless otherwise required by law or under the terms of the Preferred Shares designation statement, each preferred share is entitled to one vote and Preferred Shareholders will vote together with common shareholders as a single class and have the same voting rights. Dividends on the Preferred Shares are cumulative. The Fund is subject to certain limitations and restrictions while the Preferred Shares are outstanding. Under the 1940 Act, the Fund is required to maintain asset coverage of at least 200% with respect to the Preferred Shares as of the last business day of each month in which any shares are outstanding.

61. Similarly, on August 28, 2007, defendants caused DWS RREEF I to file its 2007 Semi-annual Report to Stockholders. Defendants stated in the Semi-annual Report the following:

> Going forward, we currently plan to maintain approximately 20% of the fund's net assets in preferred stocks because of their attractive yields. The fund's leveraging activities had no material effect on performance during the period.
>
> * * *
>
> Going forward, we will continue to maintain positions in the highest-quality assets and real estate markets that we believe to be fundamentally strong.

62. With respect to the highly leveraged and risky nature of an investment in DWS RREEF I as a result of the issuance of the auction rate preferred securities (ARPS), defendants falsely and misleadingly stated in the 2007 Semi-annual Report to Stockholders:

> The Fund has issued and outstanding 3,200 shares of Series A and 3,200 shares of Series B Preferred Shares, each at a liquidation value of $25,000 per share. The Preferred Shares are senior to and have certain class-specific preferences over the common shares. The dividend rate on each series is set through an auction process, and the dividends are generally paid every seven days. At December 31, 2006, the average annual dividend rate, as set by the auction process, for Series A and Series B was 4.83% and 4.84%, respectively. The 1940 Act requires that the Preferred Shareholders of the Fund, voting as a separate class, have the right to: a) elect at least two directors at all times, and b) elect a majority of the directors at any time when dividends on the Preferred Shares are unpaid for two full years. Unless otherwise required by law or under the terms of the Preferred Shares designation statement, each Preferred Share is entitled to one vote and Preferred Shareholders will vote together with common shareholders as a single class and have the same voting rights. Dividends on the Preferred Shares are all cumulative. The Fund is subject to certain limitations and restrictions while the Preferred Shares are outstanding. Under the 1940 Act, the Fund is required to maintain asset coverage of at least 200% with respect to the Preferred Shares as of the last business day of each month in which any shares are outstanding.

63. The DWS RREEF I and II 2007 Semi-annual Reports to Stockholders, however, failed to disclose that as a result of defendants' conduct, investors were exposed to the following undisclosed risks:

(a) that the Funds were using the proceeds of the ARPS to highly leverage the Fund in an aggregate amount of approximately 35% of the Fund's total capital, in an effort to increase management fees paid to defendants;

(b) if the Funds' portfolios were invested in securities that provided a lower rate of return than the dividend rate of the ARPS, the leverage would cause common shareholders returns to fall;

(c) At any time the Deutsche Bank AG entities stopped intervening in auctions for the ARPS, such auctions would fail and the Funds ability to leverage and pay dividends to Funds shareholders would be severely compromised;

(d) as a result of the highly leveraged nature of the Funds, (i) the Funds were exposed to higher volatility of the net asset value and market value of the common shares; (ii) any decline in the net asset value of the Funds' investments would be borne entirely by common shareholders, as a result, if the market value of the Funds' portfolio declined, the leverage would result in a greater decrease in net asset value to common shareholders than if the Funds were not leveraged;

(e) if the asset coverage ratio fell below 200%, (i) the Funds would not be permitted to declare any cash dividend or other distribution on its common shares; (ii) the Funds would be required to sell Fund assets in order to redeem ARPS; and (iii) the failure to pay the requisite amount of dividends or make distributions would result in the Funds ceasing to qualify as a regulated investment company under the Internal Revenue Code, which could have a material adverse effect on the value of the Funds' common shares; and

(f) to the extent that the Funds were required to redeem any ARPS, the Funds would be required to liquidate investments to fund such redemptions or prepayments.

Liquidation at times of adverse economic conditions would result in capital losses and reduce returns to common shareholders. In addition, any such redemption or prepayment would likely result in the Funds seeking to terminate early all or a portion of any swap or cap transaction, which could result in a termination payment by or to the Fund.

64. On February 28, 2008, defendants caused to be issued a press release entitled, "DWS Scudder Provides Information on Recent Auction Rate Securities Market Activity Involving . . . DWS RREEF Real Estate Fund, Inc. (NYSE: SRQ) and DWS RREEF Real Estate Fund II, Inc. (NYSE: SRO)." The press release went on to state that, "Like many other closed-end funds throughout the industry, the above-mentioned three DWS closed-end funds have recently experienced failed auctions of their auction rate preferred shares. As further explained in the Q&A, such auction failures do not constitute a default-the preferred shares of affected DWS funds remain outstanding and continue to pay dividends, which, during a period of failed auctions, are at a 'maximum rate' determined in accordance with the specific terms of each such security. Moreover, the preferred shares of the affected DWS funds continue to be triple-A rated by their respective rating agencies."

65. Defendants' press release, however, was known to Defendants to be materially false and misleading at the time they caused it to be issued because Defendants knew but failed to disclose:

(a) if the Funds' asset coverage ratio fell below 200%, (i) the Funds would not be permitted to declare any cash dividend or other distribution on their common shares; (ii) the Funds could be required to sell Fund assets in order to redeem ARPS; and (iii) the failure to pay the requisite amount of dividends or make distributions could result in the Funds ceasing to qualify as a regulated investment company under the Internal Revenue

Code, which could have a material adverse effect on the value of the Funds' common shares; and

(b) to the extent that the Funds were required to redeem any ARPS, the Funds could need to liquidate investments to fund such redemptions or prepayments. Liquidation at times of adverse economic conditions could result in capital losses and reduce returns to common shareholders. In addition, any such redemption or prepayment would likely result in the Funds seeking to terminate early all or a portion of any swap or cap transaction, which could result in a termination payment by or to the Funds.

66. On March 6, 2008, defendants caused DWS RREEF II to file its 2007 Annual Report to Stockholders. Defendants stated in the Annual Report:

> Going forward, we foresee only a mild pullback in growth. With this in mind, we anticipate modestly positive returns within the REIT sector for 2008.

67. With respect to the highly leveraged and risky nature of an investment in DWS RREEF II as a result of the issuance of the auction rate preferred securities (ARPS), defendants falsely and misleadingly stated in the 2007 Annual Report to Stockholders:

> The Fund has issued and outstanding 2,800 shares of Series A, 2,800 shares of Series B, 2,800 shares of Series C, 2,800 shares of Series D and 2,800 shares of Series E preferred shares ("Preferred Shares"), each at a liquidation value of $25,000 per share. The Preferred Shares are senior to, and have certain class-specific preferences over, the Fund's common shares. The dividend rate on each series of Preferred Shares is set through a "Dutch" auction process, and the dividends are generally paid every seven days. In the auction process, holders of the Preferred Shares indicate the dividend rate at which they would be willing to hold or sell their Preferred Shares. An auction fails if there are more Preferred Shares offered for sale than there are buyers. If an auction fails, the Preferred Shares' dividend rate adjusts to a "maximum rate," which, based on current Preferred Share ratings (AAA as of December 31, 2007), is the greater of (i) 125% of the applicable AA Composite Commercial Paper Rate and (ii) 2.5% plus the applicable AA Composite Commercial Paper Rate. In addition, existing Preferred Shareholders that submit sell orders in a failed auction may not be able to sell any or all of the shares for which they have submitted sell orders. Preferred Shareholders may sell their shares at the next scheduled auction, subject to the same risk that the subsequent auction will not attract sufficient demand for a successful auction to occur. Broker-dealers may also try to facilitate secondary

trading in the Preferred Shares, although such secondary trading may be limited and may only be available for shareholders willing to sell at a discount.

At December 31, 2007, the average annual dividend rate, as set by the auction process, for Series A, Series B, Series C, Series D and Series E was 5.36%, 5.35%, 5.35%, 5.38% and 5.36%, respectively. The 1940 Act requires that the Preferred Shareholders of the Fund, voting as a separate class, have the right to: a) elect at least two directors at all times, and b) elect a majority of the directors at any time when dividends on the Preferred Shares are unpaid for two full years. Unless otherwise required by law or under the terms of the Preferred Shares designation statement, each preferred share is entitled to one vote and Preferred Shareholders will vote together with common shareholders as a single class and have the same voting rights. Dividends on the Preferred Shares are cumulative. The Fund is subject to certain limitations and restrictions while the Preferred Shares are outstanding. Under the 1940 Act, the Fund is required to maintain asset coverage of at least 200% with respect to the Preferred Shares as of the last business day of each month in which any shares are outstanding.

68. On March 6, 2008, defendants caused DWS RREEF I to file its 2007 Annual Report to Stockholders. Defendants stated in the Annual Report:

Three major factors detracted the most from fund returns for the period. First, the fund's leveraged capital structure contributed to its underperformance versus the benchmark. Second, the fund's holdings in mortgage REITs, which were hurt by problems in the subprime market and then the general credit crunch that pervaded financial markets, detracted from performance. Third, the fund's overall preferred stock position represented a detractor. This is because of two individual issues held by the fund – Eagle Hospitality Properties Trust, Inc. and Equity Inns, Inc. Both became privately held, and as a result their preferred stock became illiquid.

In addition, stock selection added to performance in all REIT sectors except hotels during the 12-month period, but most sector weightings (as compared with the benchmark) detracted from returns. Our underweight position in the health care REIT sector, which investors viewed as defensive during a period of intense market volatility, represented the most significant drag on performance from a sector standpoint.

69. With respect to the highly leveraged and risky nature of an investment in DWS RREEF I as a result of the issuance of the auction rate preferred securities (ARPS), defendants falsely and misleadingly stated in the 2007 Annual Report to Stockholders:

The Fund has issued and outstanding 3,200 shares of Series A and 3,200 shares of Series B preferred shares ("Preferred Shares"), each at a liquidation value of $25,000 per share. The Preferred Shares are senior to, and have certain class-specific preferences over, the Fund's common shares. The dividend rate on each series of Preferred Shares is set through a "Dutch" auction process, and the dividends are generally paid every seven days. In the auction process, holders of the Preferred Shares indicate the dividend rate at which they would be willing to hold or sell their Preferred Shares. An auction fails if there are more Preferred Shares offered for sale than there are buyers. If an auction fails, the Preferred Shares' dividend rate adjusts to a "maximum rate," which, based on current Preferred Share ratings (AAA as of December 31, 2007), is the greater of (i) 125% of the applicable AA Composite Commercial Paper Rate and (ii) 2.5% plus the applicable AA Composite Commercial Paper Rate. In addition, existing Preferred Shareholders that submit sell orders in a failed auction may not be able to sell any or all of the shares for which they have submitted sell orders. Preferred Shareholders may sell their shares at the next scheduled auction, subject to the same risk that the subsequent auction will not attract sufficient demand for a successful auction to occur. Broker-dealers may also try to facilitate secondary trading in the Preferred Shares, although such secondary trading may be limited and may only be available for shareholders willing to sell at a discount.

At December 31, 2007, the average annual dividend rate, as set by the auction process, for Series A and Series B was 5.36% and 5.37%, respectively. The 1940 Act requires that the Preferred Shareholders of the Fund, voting as a separate class, have the right to: a) elect at least two directors at all times, and b) elect a majority of the directors at any time when dividends on the Preferred Shares are unpaid for two full years. Unless otherwise required by law or under the terms of the Preferred Shares designation statement, each Preferred Share is entitled to one vote and Preferred Shareholders will vote together with common shareholders as a single class and have the same voting rights. Dividends on the Preferred Shares are all cumulative. The Fund is subject to certain limitations and restrictions while the Preferred Shares are outstanding. Under the 1940 Act, the Fund is required to maintain asset coverage of at least 200% with respect to the Preferred Shares as of the last business day of each month in which any shares are outstanding.

70. The DWS RREEF I and II 2007 Annual Reports to Stockholders, however, were known to defendants to be materially false and misleading at the times defendants caused these Reports to be issued because defendants knew, but failed to disclose:

(a) if the Funds' asset coverage ratio fell below 200%, (i) the Funds would not be permitted to declare any cash dividend or other distribution on their common shares; (ii) the Funds could be required to sell Fund assets in order to redeem ARPS; and (iii) the failure to pay the requisite amount of dividends or make distributions could result in the Funds ceasing to qualify as a regulated investment company under the Internal Revenue Code, which could have a material adverse effect on the value of the Funds' common shares; and

(b) to the extent that the Funds were required to redeem any ARPS, the Funds could need to liquidate investments to fund such redemptions or prepayments. Liquidation at times of adverse economic conditions could result in capital losses and reduce returns to common shareholders. In addition, any such redemption or prepayment would likely result in the Funds seeking to terminate early all or a portion of any swap or cap transaction, which could result in a termination payment by or to the Funds.

71. On June 10, 2008, defendants issued caused a press release to be issued concerning the Funds' ARPS:

> DWS Scudder announced today further progress in the refinancing of the auction rate preferred shares ("ARPS") issued by DWS RREEF Real Estate Fund, Inc. (AMEX: SRQ) ("RREEF I") and DWS RREEF Real Estate Fund II, Inc. (AMEX: SRO) ("RREEF II") (together, the "Fund(s)"), each a closed-end management investment company. The Funds have secured committed new financing from two major financial institutions, which, as discussed in more detail below, will be used to facilitate the redemption of the Funds' ARPS.
>
> The Funds' Board of Directors has approved the basic terms and implementation of the proposed borrowing arrangements and the full redemption of the Funds' ARPS. The Board and management believe that the proposed borrowing arrangements and ARPS redemption are appropriate and in the best interests of each Fund, taking into account the interests of both common and preferred shareholders. The new borrowing arrangements are expected to benefit the Funds' common shareholders by reducing each Fund's borrowing costs as compared to current dividend payments on the Fund's ARPS at mandatory maximum rates. While the new borrowing arrangements are expected to have an initial term of 364 days (as is common for fund bank loan facilities), management has advised the Board that it will seek to renew the arrangements several months prior to expiration and take other steps to mitigate non-renewal risk well in advance of expiration.

72. Defendants' June 10, 2008 press release, however, was materially false and misleading because it failed to disclose the risk that as a result of the deteriorating real estate markets, the Funds would not be able to use these lines of credit, but would be required to liquidate the Funds' investments to fund such redemptions of the ARPS, and that liquidation at times of adverse economic conditions would result in capital losses and reduce returns to common shareholders. In addition, any such redemption or prepayment would likely result in the Funds seeking to terminate early all or a portion of any swap or cap transaction, which could result in a termination payment by or to the Funds.

73. On September 4, 2008, defendants caused DWS RREEF I to file its 2008 Semi-annual Report to Stockholders. Defendants stated in the Semi-annual Report:

> Going forward, we will continue to maintain positions in the highest quality assets and real estate markets that we believe to be fundamentally strong.

74. Similarly, on September 4, 2008, defendants caused DWS RREEF II to file its Semi-annual Report to Stockholders. Defendants stated in the Semi-annual Report:

> Going forward, we will continue to maintain positions in the highest quality assets and real estate markets that we believe to be fundamentally strong.

75. In addition, the DWS RREEF I and II Semi-annual Reports stated with respect to the ARPS:

> Lastly, the fund's position in preferred stocks subtracted from returns as several preferred holdings were taken private and were consequently viewed as illiquid by investors. The fund's mortgage REIT positions also detracted from performance based on the severe shrinkage of liquidity within the mortgage market over the past six months.
>
> Since February 2008, industry-wide developments in the auction-rate preferred shares market have caused auctions for the fund's Preferred Shares to fail. The failed auctions have impacted the fund by increasing the Preferred Shares' dividend rate to a maximum rate that is at a premium to short-term taxable yields, increasing the fund's borrowing costs. In response, the fund has entered into a secured credit facility, which will be used to facilitate the redemption of the fund's outstanding Preferred Shares later this year. In conjunction with the new financing arrangements,

> the fund will reduce its leveraged position. Fund management believes that a reduction in the fund's outstanding leverage is appropriate given the current market conditions.

76. The foregoing statements were materially false and misleading because defendants failed to disclose the risk, that as a result of the deteriorating real estate markets, the Funds could not use these lines of credit but would be required to liquidate investments to fund such redemptions of the ARPS, and that liquidation at times of adverse economic conditions would result in capital losses and reduce returns to the Funds' common shareholders. In addition, any such redemption or prepayment would likely result in the Funds seeking to terminate early all or a portion of any swap or cap transaction, which could result in a termination payment by or to the Funds.

77. The Funds later issued reports that represented the Funds would ***"continue to maintain positions in the highest-quality assets and real estate markets that we believe to be fundamentally strong"*** and that the Funds focus on "total return through a combination of high current income and capital appreciation potential by investing primarily in real estate securities."

<u>Defendants' Fraudulent Scheme Begins to Unravel</u>

78. On September 12, 2008, the market prices of the Funds shares started a downward spiral when DWS announced the Funds would have to begin redeeming the ARPS:

> Update on other DWS Funds with Auction Rate Preferred Shares:
>
> Effective August 26, 2008, each of DWS RREEF Real Estate Fund, Inc. ("RREEF I") and DWS RREEF Real Estate Fund II, Inc. ("RREEF II") has entered into a secured credit facility, which will be used to facilitate the redemption of each fund's auction rate preferred shares ("ARPS"). Subject to, among other things, the satisfaction of notice and other legal requirements applicable to the redemption of the funds' ARPS, management anticipates that the full redemption of each fund's ARPS will be completed sometime in the late third/early fourth quarter of 2008. Further details on the redemption of RREEF I's and RREEF II's ARPS will be provided in a future press release and will be posted on the DWS funds web site, www.dws-investments.com.

79. As this news was absorbed by the market, by October 27, 2008, the respective prices of DWS RREEF I and DWS RREEF II dropped from $16.61 per share to $6.15 per share and from $11.75 per share to $2.10 per share.

80. On October 29, 2008, defendants confirmed that its ability to leverage through borrowings was impaired and disclosed that the Funds would be required to redeem ARPS not by way of the previously disclosed credit facilities but by selling Funds' assets into a depressed market:

> DWS Investments announced today that, due to ongoing market volatility and market declines, DWS RREEF Real Estate Fund, Inc. ("DWS RREEF I") and DWS RREEF Real Estate Fund II, Inc. ("DWS RREEF II") (each, a "Fund," and together, the "Funds") are proceeding with plans to redeem outstanding auction rate preferred shares ("ARPS"), but are postponing their previously announced plans to leverage through borrowings made under secured credit facilities. As further described below, each Fund now intends to make a partial redemption of its outstanding ARPS. Each Fund currently maintains a line of credit through a secured credit facility, which, so long as it remains in place, will allow the Fund to leverage through bank borrowings when it is in the interest of the Fund and its shareholders to do so. There is no assurance that either Fund will maintain its present line of credit or seek to maintain any amount of leverage in the future.
>
> Currently, each Fund intends to redeem a substantial portion of its outstanding ARPS, as detailed below. The Funds' Board of Directors has approved the proposed partial redemptions, which are expected to be funded with cash on hand. The redemptions will be accomplished by each Fund on a pro-rata basis among each Fund's series of ARPS. Depository Trust Company ("DTC"), the record holder for each of the ARPS, will conduct a lottery to determine the allocation of redemptions among broker-dealer firms, and each broker-dealer will, in turn, determine how redeemed ARPS are to be allocated among its underlying beneficial owners. Allocation procedures among different broker-dealers may vary, and the Funds have no control over the allocation process of DTC or the broker-dealers. As a result, beneficial owners of ARPS may not be redeemed on a strictly pro-rata basis or may not have any ARPS redeemed.
>
> DWS RREEF I intends to redeem $85 million of its currently outstanding $160 million of ARPS. For DWS RREEF I, the table below lists, on a per series basis, the total number of ARPS to be redeemed, the total dollar amount to be redeemed, and currently scheduled redemption dates:

DWS REEF Real Estate Fund ARPS Series	CUSIP	Total Number of Shares Redeemed	Total Amount Redeemed	Redemption Dates
Series A	81119Q209	1,700	$42,500,000	November 13, 2008

Series B	81119Q308	1,700	$42,500,000	November 17, 2008
			$85,000,000	

DWS RREEF II intends to redeem $250 million of its currently outstanding $350 million of ARPS. For DWS RREEF II, the table below lists, on a per series basis, the total number of ARPS to be redeemed, the total dollar amount to be redeemed, and currently scheduled redemption dates:

DWS REEF Real Estate Fund II ARPS Series	**CUSIP**	**Total Number of Shares Redeemed**	**Total Amount Redeemed**	**Redemption Dates**
Series A	81119R207	2,000	$50,000,000	November 12, 2008
Series B	81119R306	2,000	$50,000,000	November 12, 2008
Series C	81119R405	2,000	$50,000,000	November 13, 2008
Series D	81119R504	2,000	$50,000,000	November 14, 2008
Series E	81119R603	2,000	$50,000,000	November 17, 2008
			$250,000,000	

In addition to the above-described partial ARPS redemptions, the Funds' Board has also authorized such additional ARPS redemptions as may be necessary to ensure the Funds' compliance with applicable ARPS asset coverage requirements. In the event DWS Investments intends to pursue such additional redemptions, notification will be made to shareholders.

81. On November 17, 2008, DWS RREEF I announced a redemption effective that day for 1,700 shares at $25,000 per share.

82. These redemptions essentially resulted in the unwinding of much of the Funds' leverage and confirmed to the market that distributions to common shareholders would have to cease. This was later confirmed in December 2008.

83. As a result of these disclosures, which caused investors to realize that distributions would cease, the Funds' prices dropped. The DWS RREEF I Fund dropped from $3.45 per share on November 14, 2008 to $2.65 on November 18, 2008. DWS RREEF II Fund dropped from $1.90 per share on November 14, 2008 to $1.42 per share on November 18, 2008.

84. On December 11, 2008, defendants caused the Funds to confirm market expectations as to the effect of the redemptions on common shareholders, in a release which stated in part:

> DWS RREEF Real Estate Fund, Inc. ("DWS RREEF I") and DWS RREEF Real Estate Fund II, Inc. ("DWS RREEF II") (each, a "Fund," and together, the "Funds") announced today that they are making additional partial redemptions of their outstanding auction rate preferred shares ("ARPS"). Each Fund's Board of Directors has approved the proposed partial redemptions, which will be funded with cash on hand. The proposed ARPS redemptions will be accomplished by each Fund in accordance with its charter documents on a pro-rata basis among each Fund's series of ARPS. Depository Trust Company ("DTC"), the record holder for each of the ARPS, will conduct a lottery to determine the allocation of redemptions among broker-dealer firms, and each broker-dealer will, in turn, determine how redeemed ARPS are to be allocated among its underlying beneficial owners. Allocation procedures among different broker-dealers may vary, and the Funds have no control over the allocation process of DTC or the broker-dealers. As a result, beneficial owners of ARPS may not be redeemed on a strictly pro-rata basis or may not have any ARPS redeemed.
>
> DWS RREEF I intends to redeem $40,000,000 of its currently outstanding $75 million of ARPS.
>
> * * *
>
> DWS RREEF II intends to redeem $67,000,000 of its currently outstanding $100 million of ARPS.
>
> * * *
>
> ***The Funds are also announcing that they will not declare any distributions to common shareholders in December 2008 because market conditions have resulted in a decline in portfolio values causing the Funds to currently not meet the preferred share asset coverage ratio that is a precondition to the declaration of common share distributions under the Investment Company Act of 1940.***

85. The Funds continued to decline as the news and subsequent disclosures were absorbed by the markets.

86. On March 11, 2009, defendants caused DWS RREEF II to file its Annual Report to Stockholders which stated:

> The fund had a closing value of $0.66 per share based on market price ($0.90 per share based on net asset value) as of December 31, 2008. The fund underperformed its benchmark and peer group by a wide margin mainly because of the fund's large

leverage position, which badly hurt performance when investors began selling real estate assets indiscriminately during the early part of the fourth quarter as the worldwide credit crunch intensified. (Past performance is no guarantee of future results. Please see pages 4 and 5 for more complete performance information.) Over the same period, the Dow Jones Industrial Average, Standard & Poor's 500® (S&P 500) Index and the Nasdaq Composite Index returned -33.84%, -37.00% and -40.89%, respectively.

* * *

Most significantly, the fund's performance was negatively affected by the leverage position it maintained throughout the year. As of December 31, 2008, the fund's outstanding leverage, in the form of auction-rate preferred shares, represented approximately 39.7% of the fund's total assets. Over time and in up markets, leverage will benefit the yield and total return of a portfolio. Of course, the opposite is true in down markets. The calendar year 2008 was the worst performance year in the history of the REIT asset class. As expected, the fund's leverage position exacerbated this poor performance. The fund's underperformance versus its benchmark was due mainly to the fund being significantly leveraged during a drastically negative market. (In contrast, the benchmark is not leveraged.) Similarly, the fund's underperformance relative to its peer group was principally due to the fund being more highly leveraged than other similar funds during 2008. The fund's leverage, as a percentage of total assets, increased as REIT prices plunged in the early part of the fourth quarter. In addition, to meet various asset coverage requirements, we began redeeming preferred shares and reducing the fund's leverage in late November 2008, which also detracted from potential upside when the market rallied late in the year. The extreme volatility during 2008, particularly in the fourth quarter, caused additional stress on fund performance.

Lastly, the extreme downward volatility in the REIT market during the fourth quarter caused the fund to sell portfolio assets at an inopportune time in order to meet various leverage asset coverage requirements.

87. On March 11, 2009, defendants caused DWS RREEF I to file its Annual Report to Stockholders which stated:

Most significantly, the fund's performance was negatively affected by the leverage position it maintained throughout the year. As of December 31, 2008, the fund's outstanding leverage, in the form of auction-rate preferred shares, represented approximately 40.7% of the fund's total assets. Over time and in up markets, leverage will benefit the yield and total return of a portfolio. Of course, the opposite is true in down markets. The calendar year 2008 was the worst performance year in the history of the REIT asset class. As expected, the fund's leverage position exacerbated this poor performance. The fund's underperformance versus its benchmark was due mainly to the fund being significantly leveraged during a drastically negative market. (In contrast, the benchmark is not leveraged.) Similarly, the fund's underperformance relative to its peer group was principally due to the fund being more highly leveraged than other similar funds during 2008. The fund's leverage, as a percentage of total assets, increased as REIT prices plunged in the early part of the fourth quarter. In addition, to meet various asset coverage requirements, we began redeeming preferred shares and reducing the fund's leverage in late November 2008, which also detracted from potential upside when the market rallied late in the year. The extreme volatility during 2008, particularly in the fourth quarter, caused additional stress on fund performance.

88. The collapse in the NAV of the Funds was so great that defendants decided that the management fees they earned based on a percentage of the assets under management, were not large enough to warrant their efforts. Thus, defendants determined to liquidate the Funds, and on March 18, 2009, the Fund's board of directors issued a press release announcing a special shareholder meeting, which stated in part:

> The Board of Directors of each Fund plans to submit a proposal to adopt a Plan of Liquidation and Dissolution for vote at a special meeting of shareholders, currently expected to be held on May 20, 2009. Shareholders of record at the close of business on March 27, 2009 will be entitled to vote at the special shareholder meeting and any adjournments or postponements thereof. Subject to shareholder approval of the Plan of Liquidation and Dissolution adopted by the Board, each Fund plans to sell its assets, discharge or reserve for its liabilities, and distribute the net proceeds to shareholders.
>
> There can be no assurance that shareholders of a Fund will approve the proposed Plan of Liquidation and Dissolution. Each Fund's shareholders are advised to read the Fund's proxy statement and other materials when they become available, as they will contain important information. These materials will be mailed to shareholders and will be available on the SEC's website.

89. At the May 20, 2009 Special Meeting of the Funds' shareholders, the Boards recommended a proposal to liquidate the Funds, in both instances the proposal failed to receive the number of votes legally required for approval.

90. On November 2, 2009, the defendants caused DWS RREEF Fund II to file a Proxy statement with the SEC, soliciting, *inter alia*, shareholder approval for the liquidation, which was to be voted on at the December 7, 2009 Annual Meeting of Stockholders. In furtherance of the Board's recommendation that shareholders approve the liquidation, the Proxy stated in part:

> Since the May 2009 stockholder meeting, the Board has actively monitored and sought to address the challenges facing the Fund. Significant losses in your Fund's portfolio over the course of the past year have dramatically reduced the size of the Fund and caused the operating costs to become a larger burden on stockholders. Effective September 1, 2009, the Board successfully negotiated a reduction in the management fee paid by your Fund from 0.85% of the Fund's average daily total managed assets to 0.55%, though this reduction has not fully offset the increase in other expenses of the Fund as a percentage of assets of the Fund. The Board adopted a second stockholder rights plan in August so that the Fund's long-term stockholders would be better able to determine the future of the Fund at the Meeting without the increasing influence of the Horejsi group. Then in a September regulatory filing, the Horejsi group stated that it had reduced its holdings in the Fund, it intends to sell its entire position in the Fund, it does not intend to acquire additional shares of the Fund and it does not intend to pursue its previously announced proposals related to the operation of the Fund. After considering the Horejsi group's September announcement, the Board decided to terminate the Fund's second stockholder rights plan effective October 1, 2009. Even though Fund performance rebounded significantly in the middle part of 2009, with net returns of 37.04% and 41.89% (at net asset value) in the second and third quarters, respectively, and the Board believes the Fund is reasonably well positioned to continue to operate in accordance with its stated objective and policies, the Board believes that stockholders should consider liquidation of the Fund again as an attractive opportunity for realizing net asset value for their shares.

91. On December 7, 2009, at the Annual Meeting of Stockholders, a quorum of DWS RREEF II shareholders cast their votes, and, for a second time, the proposal failed to receive the number of votes legally required for approval. The same day, the Fund issued a press release announcing that it would adjourn voting on the proposal to liquidate and dissolve until January 29, 2010 "in order to enable the further solicitation of proxies with respect to the proposal."

92. Also on December 7, 2009, defendants caused DWS RREEF I to file a Proxy statement with the SEC, soliciting, *inter alia*, shareholder approval for the liquidation, which is to be voted on at the Annual Meeting of Stockholders on January 29, 2010. In furtherance of the Board's recommendation that shareholders approve the liquidation, the Proxy stated in part:

> Since the May 2009 stockholder meeting, the Board has actively monitored and sought to address the challenges facing the Fund. Significant losses in your Fund's portfolio over the course of the past year dramatically reduced the size of the Fund and caused the operating costs to become a larger burden on stockholders. Effective

September 1, 2009, the Board successfully negotiated a reduction in the management fee paid by your Fund from 0.85% of the Fund's average daily total managed assets to 0.55%, though this reduction has not fully offset the increase in other Fund expenses as a percentage of assets of the Fund. Fund performance rebounded significantly beginning in the middle part of 2009, with net returns of 46.20% and 44.61% (at net asset value) in the second and third quarters, respectively, and the Board currently believes the Fund is reasonably well positioned to continue to operate in accordance with its stated objective and policies. Notwithstanding these improvements in the Fund's condition, the Board also believes that in light of the small size of the Fund and the discount in the trading price of the Fund's shares, stockholders should consider liquidation of the Fund again as an attractive opportunity for realizing net asset value for their shares. The Board continues to believe that liquidation is the best available option for maximizing stockholder value and treating all stockholders equally, but recognizes that this is ultimately a decision to be made by stockholders.

93. The Funds still trade at depressed values: DWS RREEF I trades at under $4 per share and DWS RREEF II trades at under $1.05 per share.

94. The true facts and risks concerning an investment in the Funds, which were omitted from the statements made by defendants during the Class Period, were as follows:

(a) The Funds were leveraged to a much greater degree as compared to other real estate funds, and further, the Funds' leverage was in ARPS, a combination which proved fatal when the investments deteriorated in value and the auctions for the ARPS failed;

(b) Defendants' core strategy of leveraging the Funds through capitalizing with ARPS was an extremely risky strategy that could collapse the Funds if economic conditions soured and/or if Deutsche Bank AG entities (Deutsche Bank Trust Company Americas, an affiliate of the Investment Manager and the Investment Advisor, was the auction agent with respect to the Funds' ARPS) refused to execute a clearing bid at each of the weekly auctions for the ARPS;

(c) Once the auctions for the ARPS failed as a result of Deutsche Bank AG entities failure to continue to step in and make bids, the Funds' ability to leverage and pay dividends was severely compromised;

(d) As a result of the highly leveraged nature of the Funds, (i) the Funds were exposed to higher volatility of the net asset value and market value of their common shares; (ii) any decline in the net asset value of the Funds' investments would be borne entirely by common shareholders, as a result, if the market value of the Funds' portfolio declined, the leverage would result in a greater decrease in net asset value to common shareholders than if the Funds were not leveraged;

(e) if the asset coverage ratio fell below 200%, (i) the Funds would not be permitted to declare any cash dividend or other distribution on its common shares; (ii) the Funds would be required to sell Funds' assets in order to redeem ARPS; and (iii) the failure to pay the requisite amount of dividends or make distributions would result in the Funds ceasing to qualify as a regulated investment company under the Internal Revenue Code, which would have a material adverse effect on the value of the Funds' common shares;

(f) To the extent that the Funds were required to redeem any ARPS, the Funds would need to liquidate investments to fund such redemptions or prepayments. Liquidation at times of adverse economic conditions would result in capital losses and reduce returns to common shareholders. In addition, any such redemption or prepayment would result in the Funds seeking to terminate early all or a portion of any swap or cap transaction, which would result in a termination payment by or to the Funds;

(g) The Funds were using interest rate swaps to such a level as to be speculating on interest rates rather than a risk-reducing hedge;

(h) The Funds were diverting from their required focus on publicly held investments by investing in a risky private venture; and

(i) The Funds' internal controls were inadequate to prevent defendants from taking on excessive risk.

LOSS CAUSATION

95. Defendants' unlawful conduct alleged herein directly caused the losses incurred by plaintiffs and the Class. The false and misleading statements set forth above were widely disseminated to the securities markets, investment analysts and to the investing public. Those false and misleading statements, which materially misrepresented the Funds' investment practices, among other things, caused and maintained the artificial inflation in the price of Fund shares. The Funds' announcements during September 2008 to November 2008 began to correct the previously issued false and misleading statements by revealing that the Funds' holdings were much riskier than previously represented. The drops were significant with the Funds losing 90% of their value, and were much worse performers than similar funds.

96. These disclosures began to correct the artificial inflation in the price of Funds shares. As a result of their purchases of Funds shares during the Class Period, plaintiffs and the Class suffered economic harm, *i.e.*, damages, under the federal securities laws.

SCIENTER

97. During the Class Period, the defendants had both the motive and opportunity to conduct fraud. They also had actual knowledge of the misleading nature of the statements they made or acted in reckless disregard of the true information known to them at the time. In so doing, the defendants participated in a scheme to defraud and committed acts, practices and participated in a

course of business that operated as a fraud or deceit on purchasers of the common stock of the Funds during the Class Period.

98. Defendants were motivated to perpetrate their scheme in order to continue to garner the Investment Manager fees which were inflated by the defendants use of leverage.

99. Defendants' scheme to fail to disclose the risks of investing in the common stock of the Funds was motivated by greed. Since the management fees paid to the Deutsche Bank defendants were calculated based on the Funds' total managed assets, which include the liquidation ARPS and the principal amount of any outstanding borrowings, defendants were motivated to highly leverage the Funds in reckless or knowing disregard of the risks to investors. Thus, defendants knowingly or recklessly ignored the precarious nature of the risks of the Funds' investment strategy, and used the proceeds of the ARPS to highly leverage the Fund in an aggregate amount of approximately 35% of the Fund's total capital, in an effort to increase management fees paid to defendants.

100. The defendants knew, but failed to disclose, that their core strategy of leveraging the Funds through capitalizing with ARPS was an extremely risky strategy that could collapse the Funds if economic conditions soured and/or if Deutsche Bank AG entities (Deutsche Bank Trust Company Americas, an affiliate of the Investment Manager and the Investment Advisor, was the auction agent with respect to the Funds' ARPS) refused to execute a clearing bid at each of the weekly auctions for the ARPS.

101. The Defendants therefore knew that their repeated assurances that the Funds would invest in "high-quality assets" materially misstated the risks posed to the Funds by the strategy of leveraging through the issuance of ARPS.

APPLICABILITY OF PRESUMPTION OF RELIANCE FRAUD-ON-THE-MARKET DOCTRINE

102. At all relevant times, the market for Funds was an efficient market for the following reasons, among others:

(a) The Funds met the requirements for listing, and were listed and actively traded on the AMEX, a highly efficient market;

(b) As a regulated issuer, the Funds filed periodic public reports with the SEC and the AMEX;

(c) The Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The Funds were regularly followed and reported on by market and securities analysts.

103. As a result of the foregoing, the market for the Funds promptly digested current information regarding the Funds from all publicly-available sources and reflected such information in Funds' common stock prices. Under these circumstances, all purchasers of Funds' common stock during the Class Period suffered similar injury through their purchase of the Funds' common stock at artificially inflated prices, and a presumption of reliance applies.

COUNT I

For Violations of §10(b) of the 1934 Act and Rule 10b-5 Against All Defendants

104. Plaintiffs repeat and reallege each of the allegations set forth above as if fully set forth herein.

105. This Count is asserted against all defendants for violations of §10(b) of the 1934 Act, 15 U.S.C. §78j(b), and Rule 10b-5, 17 C.F.R. §240.10b-5, promulgated thereunder.

106. Prior to and throughout the Class Period, defendants, individually and in concert with others, directly and indirectly, by the use of means or instrumentalities of interstate commerce and/or of the mails and a national securities exchange, engaged and participated in a continuous course of conduct that operated as a fraud and deceit upon plaintiffs and the Class; made various untrue and/or misleading statements of material facts and omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; made the above statements with a reckless disregard for the truth; and employed devices and artifices to defraud in connection with the purchase and sale of Fund shares, which were intended to, and, during the Class Period, did: (i) deceive the investing public, including plaintiffs and other Class members, regarding, among other things, the Funds' compliance with its stated investment policies; and (ii) cause plaintiffs and the Class to purchase Fund shares at artificially inflated prices.

107. The Individual Defendants are liable as direct participants in the wrongs complained of herein. Through their positions of control and authority as officers and/or managers of the Funds named in this Count were able to control and did control the content of the public statements contained herein and, with knowledge or in reckless disregard, they caused the above complained of public statements to contain misstatements and omissions of material facts as alleged herein.

108. Defendants Deutsche Investment Management and RREEF America are liable for each of the materially false and misleading statements set forth herein, including each of the statements of the Individual Defendants, under the principles of *respondeat superior*.

109. Plaintiffs and the Class have suffered damages in that, in reliance on the integrity of the market, they paid artificially inflated prices for Fund shares. Plaintiffs and the Class would not

have purchased Fund shares at the prices they paid, or at all, if they had been aware that the market prices had been artificially and falsely inflated by defendants' misleading statements.

110. Defendants acted with scienter in that they knew that the public documents and statements issued or disseminated in the name of the Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities law.

COUNT II

Under §20(a) of the 1934 Act Against All Defendants

111. Plaintiffs repeats and realleges each of the allegations set forth above as if fully set forth herein. This Count is asserted against Deutsche Investment Management, RREEF America and the Individual Defendants for liability under §20(a) of the 1934 Act for violations of §10(b) of the 1934 Act, 15 U.S.C. §78j(b), and Rule 10b-5, 17 C.F.R. §240.10b-5, promulgated thereunder.

112. Deutsche Investment Management, RREEF America and the Individual Defendants who were officers and/or managers of the Funds committed a primary violation of §10(b) of the 1934 Act, 15 U.S.C. §78j(b), and Rule 10-5, 17 C.F.R. §240.10b-5, promulgated thereunder, by making the false and misleading statements of material facts, identified above, in connection with the purchase or sale of securities, which constituted a fraud on the market and were, therefore, presumed to have been relied upon by plaintiffs and the Class. At the time that they made these false and misleading statements, the defendants named in this Count either knew of, or recklessly disregarded, their falsity.

113. Each of these defendants had direct control and/or supervisory involvement in the operations of the Funds prior to and during the Class Period, and therefore had the power to control

or influence the particular transactions giving rise to the violations of the 1934 Act by the Funds as alleged herein, and exercised the same.

114. By reason of their status as officers and/or managers of the Funds during the Class Period, the Individual Defendants, Deutsche Investment Management and RREEF America are "controlling persons" of the Funds within the meaning of §20(a) of the 1934 Act because they had the power and influence to cause the Funds to engage in the unlawful conduct complained of herein. Because of their positions of control, the Individual Defendants, Deutsche Investment Management and RREEF America were able to, and did, directly or indirectly, control the conduct of the Funds' business, the information contained in its filings with the SEC, and public statements about its business.

115. As set forth above, each of the Individual Defendants, Deutsche Investment Management and RREEF America controlled the Funds, which violated §10(b) of the 1934 Act and Rule 10b-5 promulgated thereunder by its acts and omissions as alleged in this complaint. By virtue of their positions as "controlling persons," these defendants are liable pursuant to §20(a) of the 1934 Act. As a direct and proximate cause of the wrongful conduct set forth in this Count, plaintiffs and other members of the Class suffered damages in connection with their purchases of Funds shares during the Class Period.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying plaintiffs as Class representatives under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding plaintiffs and the Class their reasonable costs and expenses incurred in this action, and awarding plaintiffs' counsel fees and expenses;

D. Awarding rescission or a rescissory measure of damages; and

E. Such equitable/injunctive or other relief as deemed appropriate by the Court.

JURY DEMAND

Plaintiffs hereby demand a trial by jury

Dated: New York, New York
December 23, 2009

HORWITZ, HORWITZ & PARADIS,
ATTORNEYS AT LAW

By: ______________________
Michael A. Schwartz
Frank R. Schirripa
405 Lexington Ave, 61st Fl
New York, NY 10174
Telephone: 212/986-4500
Facsimile: 212/986-4501

COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
Darren J. Robbins
Douglas Britton
655 West Broadway, Suite 1900
San Diego, CA 92101-3301
Telephone: 619/231-1058
619/231-7423 (fax)

Co-Lead Counsel For Plaintiffs and the Class

Certificate of Service

I, Frank R. Schirripa, Counsel for Plaintiffs certify that today, December 23, 2009, I filed the foregoing document with the Clerk of the Court and emailed a copy to all counsel of record.

Date: December 23, 2009

Frank R. Schirripa